NEWS RELEASE

STRATASYS RELEASES SECOND QUARTER 2016 FINANCIAL RESULTS

Company reports $172.1 million in revenue

GAAP net loss of $18.5 million, or ($0.36) per diluted share, and non-GAAP net income of $6.2 million, or $0.12 per diluted share

Minneapolis & Rehovot, Israel, August 4, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, announced financial results for the second quarter of 2016.

Q2-2016 Financial Results Summary:

●	Revenue for the second quarter of 2016 was $172.1 million.
●	GAAP gross margins were 46.2% for the second quarter, compared to 45.5% for the same period last year.
●	Non-GAAP gross margins were 55.9% for the second quarter, compared to 54.7% for the same period last year.
●	GAAP operating loss for the second quarter was $17.1 million, compared to a loss of $33.5 million for the same period last year.
●	Non-GAAP operating income for the second quarter was $10.2 million, compared to $3.7 million for the same period last year.
●	GAAP net loss for the second quarter was $18.5 million, or ($0.36) per diluted share, compared to a loss of $22.9 million, or ($0.55) per diluted share, for the same period last year.
●	Non-GAAP net income for the second quarter was $6.2 million, or $0.12 per diluted share, compared to non-GAAP net income of $8 million, or $0.15 per diluted share, reported for the same period last year.

●	The Company generated $6.9 million in cash from operations during the second quarter, and currently holds approximately $253.9 million in cash and cash equivalents.
●	GAAP R&D expenses for the second quarter amounted to $24.4 million, representing 14% of net sales.
●	GAAP EBITDA for the second quarter amounted to $6.9 million.
●	Non-GAAP EBITDA for the second quarter amounted to $19.5 million.

“We were pleased to achieve further improvements in our operational performance during the second quarter,” said Ilan Levin, Chief Executive Officer of Stratasys. “Compared to the first quarter, we observed stronger margins and a substantial increase in non-GAAP operating profit. Our margins benefitted from a sales mix that favored our higher-end systems, including the recently launched J750, the industry’s most advanced full-color, multi-material 3D printer, as well as our ongoing efforts to improve operations, and reduce operating expenses.”

Recent Business Highlights:

●	Announced the appointment of Ilan Levin, who has served and continues to serve as a member of the Stratasys board of directors and its Executive Committee, as Chief Executive Officer, effective July 1, 2016.

●	Announced the availability of GrabCAD Print, a new “design-to-print” workflow application powered by the GrabCAD software platform, designed to make 3D printing significantly easier, more intuitive and highly accessible. GrabCAD Print is currently available in free public beta in North America.

●	Released several manufacturing-focused enhancements for the Company’s Fortus series of FDM 3D printers, including new sacrificial tooling capabilities; an acceleration kit for faster printing of large objects; and new aerospace designation for ULTEM 9085 that provides production traceability to facilitate aerospace compliance requirements.

●

Announced a professional services and consulting offering through Stratasys Direct Manufacturing to help organizations implement and gain maximum value from a full spectrum of 3D printing technology solutions.

“We believe that our technological platforms and customer reach are unmatched within the industry and represent assets with significant potential for further development,” continued Levin. “The central principle of our strategy is meeting the needs of customers by further leveraging our core assets to cultivate new and more advanced capabilities for prototyping and manufacturing applications within key vertical markets. Providing enhanced additive manufacturing value to our customers is our number one priority.”

Financial Guidance:

Stratasys reiterated the following information regarding the Company’s prospective revenue and net income (loss) for the fiscal year ending December 31, 2016:

●	Revenue guidance of $700 to $730 million.
●	GAAP net loss of $84.0 to $67.0 million, or ($1.60) to ($1.28) per diluted share.
●	Non-GAAP net income of $9 to $23 million, or $0.17 to $0.43 per diluted share.

Stratasys provided the following additional information regarding the Company’s prospective performance and strategic plans for fiscal 2016:

●	Gross margins in a range of 54% to 55%.
●	Operating margins of 3% to 5%.
●	Tax expense of $15 to $17 million, which includes the negative impact of the planned accounting treatment for tax valuation allowance.
●	Capital expenditures are projected at $60 to $70 million, with approximately $45 million designated for completing the company’s new facility in Israel.

The Company is seeking an improvement in its operating structure in 2016 that will translate into improved operating profit compared to the prior year. Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating profit will be the best measure of performance.

“Over the past four years, since the merger of Stratasys and Objet, our company has undergone a major transformation, driven by initiatives that we believe are essential to our long-term success. Enhancing the value of additive manufacturing for our customers will require significant investments in time and other resources to fully develop. Operational efficiency and improved financial performance will remain a priority as we continue to execute our strategy. As CEO of Stratasys, I am excited about our future and I look forward to the challenge of building on our company’s legacy as the industry leader in additive manufacturing,” Levin concluded.

Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $25.0 to $27.0 million of share-based compensation expense; $7.0 million in merger and acquisition related expense; $4.0 to $5.0 million in reorganization and other related costs; and includes $5.0 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q2 2016 Conference Call Details

The Company will hold a conference call to discuss its second quarter financial results on Thursday, August 4, 2016 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://edge.media-server.com/m/p/8j9rqe4g.

To participate by telephone, the domestic dial-in number is (855) 319-2216 and the international dial-in is (503) 343-6033. The access code is 45898366.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,500 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including under the heading “Financial Guidance,” are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which Stratasys operates; any underestimates in projected capital expenditures and liquidity; changes in Stratasys’ strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for Stratasys’ products and services; reduction in Stratasys’ profitability due to shifting in its product mix into lower margin products or shifting in its revenues mix significantly towards its AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in Stratasys’ Annual Report for the year ended December 31, 2015, as well as in such Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Form 6-K attaching Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2016, and its review of its results of operations and financial condition for those periods, which has been furnished to the Securities and Exchange Commission, or SEC, on or about the date hereof, (ii) Stratasys’ 2015 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which exclude certain items as described herein, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items, as well as, non-recurring changes of non-cash valuation allowance on deferred tax assets. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	June 30,	December 31,
	2016	2015
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$253,882	$257,592
Short-term bank deposits	-	571
Accounts receivable, net	113,327	123,215
Inventories	125,686	123,658
Net investment in sales-type leases	12,269	11,704
Prepaid expenses	7,177	8,469
Other current assets	21,465	21,864

Total current assets	533,806	547,073

Non-current assets
Goodwill	386,313	383,853
Other intangible assets, net	222,324	252,468
Property, plant and equipment, net	209,299	201,934
Net investment in sales-type leases - long term	16,733	17,785
Deferred income taxes and other non-current assets	31,102	11,243

Total non-current assets	865,771	867,283

Total assets	$1,399,577	$1,414,356

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$42,866	$39,021
Accrued expenses and other current liabilities	31,599	31,314
Accrued compensation and related benefits	38,646	34,052
Income taxes payable	4,616	11,395
Obligations in connection with acquisitions	4,781	4,636
Deferred revenues	51,974	52,309

Total current liabilities	174,482	172,727

Non-current liabilities
Obligations in connection with acquisitions - long term	4,349	4,354
Deferred tax liabilities	11,910	16,040
Deferred revenues - long-term	10,635	7,627
Other non-current liabilities	36,747	22,428

Total non-current liabilities	63,641	50,449

Total liabilities	238,123	223,176

Redeemable non-controlling interests	2,193	2,379

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,218 thousands shares and 52,082 thousands shares
issued and outstanding at June 30, 2016 and December 31, 2015, respectively	141	141
Additional paid-in capital	2,617,284	2,605,957
Accumulated deficit	(1,448,337)	(1,406,706)
Accumulated other comprehensive loss	(10,003)	(10,774)
Equity attributable to Stratasys Ltd.	1,159,085	1,188,618
Non-controlling interest	176	183

Total equity	1,159,261	1,188,801

Total liabilities and equity	$1,399,577	$1,414,356

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$123,758	$134,490	$242,392	$261,157
Services	48,315	47,832	97,587	93,896
	172,073	182,322	339,979	355,053

Cost of sales
Products	61,413	67,666	118,351	166,037
Services	31,128	31,748	60,927	60,020
	92,541	99,414	179,278	226,057

Gross profit	79,532	82,908	160,701	128,996

Operating expenses
Research and development, net	24,366	25,506	49,481	52,744
Selling, general and administrative	72,884	97,581	149,271	200,189
Goodwill impairment	-	-	-	150,400
Change in the fair value of obligations in connection with acquisitions	(587)	(6,680)	140	(19,936)
	96,663	116,407	198,892	383,397

Operating loss	(17,131)	(33,499)	(38,191)	(254,401)

Financial income (expenses), net	932	(711)	1,112	(5,835)

Loss before income taxes	(16,199)	(34,210)	(37,079)	(260,236)

Income taxes	2,454	(11,066)	4,745	(20,688)

Net loss	(18,653)	(23,144)	(41,824)	(239,548)

Net loss attributable to non-controlling interest	(163)	(213)	(193)	(329)

Net loss attributable to Stratasys Ltd.	$(18,490)	$(22,931)	$(41,631)	$(239,219)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.35)	$(0.48)	$(0.80)	$(4.71)
Diluted	(0.36)	(0.55)	(0.80)	(4.77)

Weighted average ordinary shares outstanding
Basic	52,169	51,405	52,133	51,181
Diluted	52,496	51,870	52,133	51,413

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands)
		Three Months Ended June 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$79,532	$16,715	$96,247	$82,908	$16,816	$99,724
	Operating income (loss) (1,2)	(17,131)	27,332	10,201	(33,499)	37,172	3,673
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(18,490)	24,728	6,238	(22,931)	30,893	7,962
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.36)	$0.48	$0.12	$(0.55)	$0.70	$0.15

(1)	Acquired intangible assets amortization expense		10,510			12,301
	Impairment charges of other intangible assets		1,779			-
	Non-cash stock-based compensation expense		729			1,797
	Reorganization and other related costs		3,543			2,512
	Merger and acquisition and other expense		154			206
			16,715			16,816

(2)	Acquired intangible assets amortization expense		3,621			5,684
	Non-cash stock-based compensation expense		4,750			7,767
	Change in fair value of obligations in connection with acquisitions		(587)			(6,680)
	Reorganization and other related costs		956			6,755
	Merger and acquisition and other expense		1,877			6,830
			10,617			20,356
			27,332			37,172

(3)	Corresponding tax effect and other tax adjustments		(2,604)			(6,279)
			$24,728			$30,893

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,496		53,238	51,870		52,705

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands)
		Six Months Ended June 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$160,701	$27,993	188,694	$128,996	$64,137	$193,133
	Operating income (loss) (1,2)	(38,191)	52,345	14,154	(254,401)	257,298	2,897
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(41,631)	48,465	6,834	(239,219)	249,205	9,986
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.80)	$0.93	$0.13	(4.77)	4.96	0.19

(1)	Acquired intangible assets amortization expense		20,924			27,206
	Impairment of other intangible assets		1,779			29,782
	Non-cash stock-based compensation expense		1,452			3,630
	Reorganization and other related costs		3,321			2,512
	Merger and acquisition and other expense		517			1,007
			27,993			64,137

(2)	Goodwill impairment		-			150,400
	Impairment of other intangible assets		-			13,423
	Acquired intangible assets amortization expense		7,382			12,140
	Non-cash stock-based compensation expense		9,650			15,694
	Change in fair value of obligations in connection with
	acquisitions		140			(19,936)
	Reorganization and other related costs		1,461			6,756
	Merger and acquisition and other expense		5,719			14,684
			24,352			193,161
			52,345			257,298
(3)	Corresponding tax effect and other tax adjustments		(3,880)			(8,093)

			$48,465			$249,205

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,133		53,201	51,413		52,524

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2016

(in millions, except per share data)
GAAP net loss	($84) to ($67)

Adjustments
Stock-based compensation expense	$25 to $27
Intangible assets amortization expense	$59
Merger and acquisition related expense	$7
Reorganization and other related costs	$4 to $5
Tax expense related to Non-GAAP adjustments	($5)

Non-GAAP net income	$9 to $23

GAAP loss per share	($1.60) to ($1.28)

Non-GAAP diluted earnings per share	$0.17 to $0.43